

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2021

Richard Medway
Chief Compliance Officer
S-Evergreen Holding LLC
11400 S.E. 6th Street, Suite 125
Bellevue, WA 98004

      Re: S-Evergreen Holding LLC
         Amendment No. 1 to Draft Registration Statement on Form S-1
         Submitted November 26, 2021
         CIK No. 0001883313

Dear Mr. Medway:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 filed November 26, 2021

Prospectus Summary
How We Plan to Grow, page 12

1.   Please revise your disclosure to identify the third-party, as you do in your response to comment 4.

Continue to implement strategic initiatives to drive efficiency and expand margin, page 14

2.   We note your revised disclosure in response to prior comment 6. You disclose how much anticipated savings are attributed to each type of incentive, but you did not provide the basis for your expectation and the indicated amounts. Please revise accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of nine months ended ...
Net sales, page 106

3. You disclose your net sales per pound increased as a result of increased sales volume by your retail business. We note wholesale sales as a percent of total net sales increased in the current year compared to the prior year. Please further clarify the basis for the increase in net sales per pound to discuss the relative contribution of retail and wholesale prices and whether there were any price changes impacting the comparison.

4. We note your revised disclosure that you "received a total of $21.7 million and $22.3 million in wage subsidies." Please discuss any material terms and conditions of any assistance you received, and if you anticipate being able to comply with such terms. As a related matter, please disclose if you expect to change your operations in a material way given your disclosure that you "do not currently expect wage subsidies to continue in future periods."

Cost of merchandise sold, ..., page 107

5. You disclose your costs per pound processed decreased during the current year compared to the prior year. Please discuss the factors contributing to the decrease.

Quarterly Results of Operations
Key Financial and Operating metrics, page 118

6. Please disclose GAAP "Net (loss) income margin" in either table on page 118 with equal or greater prominence than "Adjusted EBITDA Margin" presented under "Other metrics" in the second table on page 118.

Business
Centralized Processing Centers and Automated Book Processing, page 143

7. We note your revised disclosure in response to comment 16 and reissue the comment. Please revise the second paragraph on page 144 to disclose the material terms, including the counterparty of your contractual arrangements with the provider of the CPC and ABP technologies. In addition, we note that you have updated the exhibit index on page II-3 to include the forms of the agreements relating to the exclusive technology you use in your CPC and ABP. Please also file executed copies of these agreements or tell us why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Loyalty Program, page 147

8. We note your revised disclosure in response to comment 15 and reissue the comment in part. Where you disclose that you have "consistently grown our loyalty member base with 22% active member growth year-over-year for the twelve months ended October 2, 2021"

and that as of "October 2, 2021, we have 3.8 million active members enrolled in our U.S. and Canadian loyalty programs who have made a purchase within the last 12 months," revise to additionally quantify active members and growth for other financial periods included in your registration statement.

General

9.   We note disclosure throughout your registration statement regarding the November 2021 Dividend that was paid to your equityholders. To provide additional context to investors, please quantify the amounts paid to named executive officers, directors or sponsors, if any. As a related matter, we are unable to locate the section titled "Certain Relationships and Related Party Transactions—Transactions with Directors and Officers," referenced on page 171. Please revise.

 You may contact Ta Tanisha Meadows at 202-551-3322 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Stacey Peikin at 202-551-6223 or Jennifer López Molina at 202-551-3792 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services